

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 22, 2010

Ms. Jill Granoff
Chief Executive Officer
Kenneth Cole Productions, Inc.
603 West 50th Street
New York, NY 10019

> **Re:** **Kenneth Cole Productions, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 8, 2010**
> **File No. 001-13082**
> **Schedule 14A**
> **Filed April 16, 2010**

Dear Ms. Granoff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Cover Page

1.   We note you checked the non-accelerated filer box, but that the prior year Form 10-K cover page reflected your status as an accelerated filer. It appears that your float

exceeded $50 million as of the end of the second fiscal quarter. Please advise us why you believe you exited accelerated filer status. See Exchange Act Rule 12b-2(3)(ii).

Management's Discussion and Analysis, page 29

Result of Operations, page 29

2.   We note from page 30 that the decrease in royalty revenues was primarily attributable to a reduction in the recognition of contract initiation fees and a reduction in licensee sales into the off-price channel. Please explain to us your accounting policy with respect to contract initiation fees and the basis in GAAP for your policy, and disclose such accounting policy to the extent these fees are material in future filings.

3.   We note the statement on page 30 that the $65.7 million or 24.6% decline in wholesale net sales is attributed to, among other items, the "planned exit of the Tribeca and Bongo footwear lines, as well as reductions in associated private label programs and sales to the Company's off-priced customers." Revise management's discussion and analysis in future filings to provide further quantitative and qualitative disclosure that focuses on the analysis of material trends and uncertainties. Your management's discussion and analysis should give readers a view of the company through the eyes of management and avoid simply restating the financial statement information in a narrative form. See Release 33-8350.

4.   We note you provide a contractual obligation table on page 34 to include your commitments for future payments with respect to your operating leases and purchase obligations. Please address the following:

    a.   Provide a footnote to describe the nature of your purchase obligations of $44.5 million that require payment within one year.

    b.   Tell us why $39 million of deferred compensation plans' liabilities and $18 million of accrued rent and other long-term liabilities that were presented on your consolidated balance sheets were not reflected on the table. To the extent the amounts or timing of future payments of these liabilities are not determinable, provide footnotes to the table to describe the nature of items excluded and why they are excluded.

    c.   It appears you have aggregated the commitments for operating leases and the commitments for other obligations. Please provide in future filings the table in the format prescribed in Item 303(a)(5) of Regulation S-K, which presents operating leases and other long-term liabilities in separate captions.

Signatures

5.   Please advise if Mr. Edelman also serves as your Principal Accounting Officer. If so, please have him sign future filings in that capacity. If not, revise to include the signature of your Principal Accounting Officer. See General Instruction D to Form 10-K.

Item 15, Exhibits, page 40

6.   We note the amended credit agreement filed as exhibit 10.17 and incorporated by reference from a Form 8-K filed August 6, 2009. The last paragraph of the exhibit indicates that schedules and exhibits to the amended credit agreement have been omitted, and that you agree "to furnish a copy of such omitted schedules and exhibits supplementally." Please file this agreement in its entirety, including all omitted schedules and exhibits in your next periodic report.

Schedule 14A, filed on April 16, 2010

General

7.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Director Nomination Process, page 9

8.   It does not appear you addressed the extent to which and how the nominating committee considers diversity in identifying nominees for director per Item 407(c)(2)(vi) of Regulation S-K. In future filings, please address whether, and if so how, the nominating committee considers diversity in identifying nominees for director. Please include a copy of your draft disclosure with your response letter.

Compensation Discussion and Analysis, page 16

9.   It is unclear why you do not provide a pension benefit table under Item 402(h) of Regulation S-K. Please supplementally provide draft disclosure for future filings, or advise.

Compensation Practices, page 17

10.   We note the statement on page 17 that your current compensation consultant, FCC, reevaluated your peer group and reduced the number of companies previously used by the previous compensation consultant. With a view to enhanced disclosure in future filings, please advise us of how the benchmark peer group was selected. In this regard, we note the statement on page 14 of your previous year's proxy that the "goal is to pay between the median and the 75th percentile" and that, as indicated on page 18 of this

year's proxy statement, the 2009 fiscal year's salaries and total cash compensation were above the 75th percentile. Additionally, it is unclear what material instructions or directions the committee gave to FCC with respect to the performance of its duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

Executive Employment Agreements, page 20

11.	We note the disclosure on page 20 that you "entered into employment agreements with Ms. Granoff, Mr. Jakubowski and Mr. Wilts," and that you address their terms in more detail on page 20. We also note exhibit 10.02, an employment agreement with Mr. Cole. It is unclear why you do not provide separate disclosure of the written or unwritten material terms of any employment agreements with Messrs. Cole and Edelman. Please revise future filings accordingly and provide us with a copy of your draft disclosure, or advise. See Item 402(e)(1)(i).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services